FORM 27
MATERIAL CHANGE REPORT

     SECTION 75(2) OF SECURITIES ACT (ONTARIO),
SECTION 84(1)(b) OF THE SECURITIES ACT (SASKATCHEWAN),
SECTION 118(1) OF SECURITIES ACT (ALBERTA),
SECTION 67(1) OF SECURITIES ACT (BRITISH COLUMBIA),
SECTION 81(2) OF THE SECURITIES ACT (NOVA SCOTIA),
SECTION 76(2) OF SECURITIES ACT (NEWFOUNDLAND).

Item One - Reporting Issuer

NovaGold Resources Inc.
PO Box 49215, Four Bentall Centre
#3454 – 1055 Dunsmuir Street
Vancouver BC V7X 1K8

Item Two - Date of Material Change

November 25, 2003

Item Three - Press Release

The attached press release was issued in Vancouver, British Columbia.

Item Four - Summary of Material Change

On November 25, 2003, NovaGold Resources Inc. announced that it had received approval of its application to list its common shares on the American Stock Exchange (AMEX). NovaGold's common shares are expected to commence trading on the AMEX on December 2, 2003, under the symbol "NG".

Item Five - Full Description of Material Change

On November 25, 2003, NovaGold Resources Inc. announced that it had received approval of its application to list its common shares on the American Stock Exchange (AMEX). NovaGold's common shares are expected to commence trading on the AMEX on December 2, 2003, under the symbol "NG".

In anticipation of NovaGold’s new listing on the American Stock Exchange (AMEX) the Company’s shares will change symbol on the Toronto Stock Exchange (TSX) starting Wednesday November 26, 2003. NovaGold’s new trading symbol on the Toronto Stock Exchange for the Company’s common shares and common share purchase warrants will be TSX: NG and TSX: NG.WT, the same as its new symbol on the AMEX.

Item Six - Reasons for Confidential Filing

Not Applicable.

Item Seven - Omitted Information

Not Applicable.

Item Eight - Senior Officer

Janice A. Stairs, Corporate Secretary, (902) 492-2013

Item Nine - Statement of Senior Officer

"The foregoing accurately discloses the material change referred to herein."

Executed this 27th day of November, 2003 at Halifax, Nova Scotia by Janice A. Stairs, Corporate Secretary.

News Release

NovaGold Receives Approval for American Stock Exchange Listing

November 25, 2003, Vancouver – NovaGold Resources Inc.

NovaGold To Trade Under Symbol NG on the TSX and AMEX

NovaGold Resources Inc. (TSX: NRI) has today received approval of its application to list its common shares on the American Stock Exchange (AMEX). NovaGold's common shares are expected to commence trading on the AMEX on December 2, 2003, under the symbol "NG".

In anticipation of NovaGold’s new listing on the American Stock Exchange (AMEX) the company’s shares will change symbol on the Toronto Stock Exchange (TSX) starting Wednesday November 26, 2003. NovaGold’s new trading symbol on the Toronto Stock Exchange for the company’s common shares and common share purchase warrants will be TSX: NG and TSX: NG.WT, the same as its new symbol on the AMEX.

Rick Van Nieuwenhuyse, president and chief executive officer of NovaGold, stated: "NovaGold is pleased to complete its listing on the American Stock Exchange. We believe this is an important milestone for the company as we make the transition from a highly successfully exploration company to an exploration focused, quality North American gold producer. This full US listing on the American Stock Exchange gives the company a much greater presence in the US market and makes the company significantly more accessible to US investors."

About NovaGold

NovaGold is a precious metals company focused on creation of value through the exploration and development of high quality mineral properties in North America. NovaGold is now advancing four separate million-plus-ounce gold deposits in Alaska and Western Canada toward production including two of the largest undeveloped gold deposits in North America, the 25 million ounce Donlin Creek Project in partnership with Placer Dome and the 5 million ounce Galore Creek Project through its 56% owned subsidiary SpectrumGold.

NovaGold has 53 million shares outstanding, is well financed with no long-term debt, and one of the largest unhedged gold resource bases of any junior gold company. NovaGold’s subsidiary, SpectrumGold, was recently listed on the Toronto Stock Exchange on October 27, 2003 and trades under the symbol SGX. More information is available online at: www.novagold.net.

For more information contact:
Don MacDonald, CFO	Greg Johnson, VP Corporate Development
E-mail: Don.MacDonald@NovaGold.net	E-mail: Greg.Johnson@NovaGold.net
(604) 669-6227 Toll Free 1-866-669-6227	(604) 669-6227 Toll Free 1-866-669-6227

Forward Looking Statements
This press release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward looking statements are statements that are not historical facts and include, among others, the expected date of the Company’s proposed AMEX listing, the Company’s expectation that it will successfully transition to a gold producer, the expectation that the AMEX listing will make the Company more accessible to current and prospective investors in the United States, the size of the Company’s gold deposits, the financial position of the Company and other statements that are not historical facts. These forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, risks and uncertainties described in the Company’s registration statement on Form 40-F and Reports on Form 6-K filed with the Securities and Exchange Commission.